Recipe Kits, Inc. 14145 Proctor Ave. Suite 14, City of Industry, CA 91764
July 28, 2008
By Facsimile Transmission (202) 772-9204 Unites States Securities and Exchange Commission Mail Stop 3561 Washington, D.C. 20549
Attn:	H. Christopher Owings
Re:	Recipe Kits, Inc. Registration Statement on Form SB-2/S-1A Originally Filed on January 30, 2008, Last Amended on June 4, 2008 File No. 333-148931

Dear Mr. Owings:

Recipe Kits, Inc. (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Thursday, July 31, 2008 or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.
Thank you in advance for your attention to this matter.

Respectfully, Recipe Kits, Inc. By: /s/ Peter Pei Hwa Yang _____________________________ Name: Peter Pei Hwa Yang Title: Chief Financial Officer